David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

August 11, 2011

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Attention: Evan S. Jacobson, Attorney-Advisor

Re: Fits My Style Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 8, 2011
File No. 333-174892

Dear Mr. Jacobson:

Fits My Style Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 3 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated August 10, 2011, with reference to the Company's registration statement on Form S-1 filed with the Commission on June 14, 2011, as amended on July 20, 2100 and August 8, 2011 (the “Amended Registration Statement”).

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1.           If you do not anticipate requesting effectiveness on or prior to August 12, 2011, please note the updating requirements of Rule 8-08 of Regulation S-X.

Response:  The Company anticipates requesting effectiveness on or prior to August 12, 2011.

2.           We reissue prior comment 1 in part; as previously requested, please revise your disclosure in the Prospectus Summary and Business sections to clarify that your product will not be able to be fully marketed until after completion of the beta version.

Response:  The disclosure in the Prospectus Summary and Business sections on pages 3 and 17, respectively, has been revised to clarify that the Company’s product will not be able to be fully marketed until after completion of the beta version.

Risk Factors
“The costs to meet our reporting and other requirements as a public company…,”page 10

3.           We reissue prior comment 2 in part. Your disclosure still states that you “intend” to register a class of securities under Section 12 of the Exchange Act, which means that you retain discretion not to file a registration statement under the Exchange Act.  Please revise the prospectus to affirmatively state that you “will” file an Exchange Act registration statement promptly upon effectiveness of the Form S-1, or include relevant risk factor disclosure describing the material risks to potential investors if you choose not to file an Exchange Act registration statement.

Response:  The prospectus has been revised on page 10 to affirmatively state that the Company will file an Exchange Act registration statement promptly upon effectiveness of the Form S-1

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; do not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin
cc: Nir Bar